Filed by Vornado Realty Trust

Filed by Dove Parent LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-16 and 14a-12

of the Securities Exchange Act of 1934

Subject Company: Equity Office Properties Trust

Commission File No.: 1-13115

DOVE PARENT LLC

January 17, 2007

Board of Trustees
Equity Office Properties Trust
Two North Riverside Plaza, Suite 200
Chicago, Illinois  60606

Attention:	Sam Zell
Chairman of the Board of Trustees

Dear Mr. Zell:

We are pleased to submit this proposal to acquire all of the outstanding shares and units of Equity Office Properties Trust and its operating partnership (collectively, “EOP”) on behalf of Dove Parent LLC (“we” or “Dove”), a limited liability company formed by Vornado Realty Trust, Starwood Capital Group Global, LLC and Walton Street Capital, LLC.

We propose to acquire all of the outstanding shares and units of EOP for $52.00 per share (or unit), payable 60% in cash and 40% in Vornado shares.  This proposal provides EOP shareholders and unitholders with approximately $1.6 billion of additional aggregate value (a 7.2% premium) over the Blackhawk transaction.  We would also provide unitholders with the option to exchange their units for units of Vornado Realty L.P.

We currently expect that Vornado Realty Trust will acquire and retain approximately half the portfolio and the other members of Dove will acquire the remainder.  We intend to finance the purchase with approximately $13.4 billion of equity, consisting of Vornado shares and units with a value of approximately $10.6 billion and approximately $2.8 billion in cash provided by equity contributions, and $25.8 billion in debt.  We and our financing sources — Lehman Brothers, JPMorgan, Barclays Capital, UBS Securities and RBS Greenwich Capital — are highly confident that sufficient debt financing will be available for this transaction.  Our collective financial resources, significant experience in real estate, and proven ability to close large complex transactions make us a highly qualified buyer.  Additional information regarding each of the members of Dove is included at the end of this letter.

This transaction will create the largest office REIT in the U.S. with the preeminent position in the best markets on both coasts.  Our proposal offers your shareholders a premium to the current Blackhawk transaction while also providing those who wish to, with the opportunity to participate in the up-side of Vornado. We are confident that your shareholders and unitholders — and the market overall — will enthusiastically support this transaction.

We are prepared to enter into a merger agreement having substantially the same terms as the one you entered into with Blackhawk (with customary changes providing for the stock component of the consideration).  We do not envision any difficulty in finalizing that document promptly.  We are prepared and eager to meet with you immediately at any place and time to address any questions you may have and to move rapidly toward executing a definitive agreement.

Our proposal is subject to completion of a confirmatory due diligence review of EOP, consistent with the review conducted by Blackhawk.  We, our advisors and our financing sources are standing by to commence that review immediately and to devote all necessary resources to completing the task promptly and efficiently.  We are prepared to immediately enter into a confidentiality agreement, which is at least as favorable to you as your confidentiality agreement with Blackhawk.

This letter is not intended to create or constitute any legally binding obligation by us regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed.

We have great respect for EOP, its businesses, operations, management and employees, and this transaction is our highest priority.  We are enthusiastic about this transaction and believe the terms of our proposal provide the best way to maximize value for your shareholders and unitholders.

We and our financial advisors, Lehman Brothers, J.P. Morgan and UBS Investment Bank, and our legal advisors, Sullivan & Cromwell and Wachtell, Lipton, Rosen & Katz, are prepared to move forward immediately with our proposal.  Please do not hesitate to contact:

•                  Steven Roth (212-894-7400; sroth@vno.com) or Mike Fascitelli (212-894-7900; mfascitelli@vno.com) of Vornado

•                  Barry Sternlicht (203-422-7800; sternlicht1@starwood.com) or Rick Kleeman (203-422-7710; kleeman@starwood.com) of Starwood Capital

•                  Neil Bluhm (312-915-1001; neilb@waltonst.com) or Jeff Quicksilver (312-915-2843; quicksilver@waltonst.com) of Walton Street Capital

•                  Michael DeMarco (212-526-5766; mjdemarc@lehman.com) or Mark Walsh (212-526-2158; mawalsh@lehman.com) of Lehman Brothers

•                  Peter Baccile (212-622-4466; Peter.Baccile@jpmorgan.com) or James Lee (212-270-1301; james.b.lee@jpmorgan.com) of J.P. Morgan

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•                  Avrum Lewittes (212-821-5231; Avi.Lewittes@ubs.com) of UBS Investment Bank

•                  Joe Shenker (212-558-3768; shenkerj@sullcrom.com) of Sullivan & Cromwell

•                  Adam Emmerich (212-403-1234; aoemmerich@wlrk.com) of Wachtell Lipton

We believe that our proposal presents a compelling opportunity for you and your shareholders and unitholders, and look forward to your prompt response, and to working with you to complete a transaction.

[The next page is the signature page]

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Very truly yours,

DOVE PARENT LLC

By its undersigned members:

Vornado Realty Trust		Starwood Capital Group Global, LLC

By:	/s/ Steven Roth	By:	/s/ Barry S. Sternlicht
Name: Steven Roth		Name: Barry S. Sternlicht
Title: Chairman and Chief Executive Officer		Title:

Walton Street Capital, LLC

By:	/s/ Neil G. Bluhm
Name: Neil G. Bluhm
Title:

About Vornado Realty Trust

Vornado Realty Trust, has a total market capitalization in excess of $34 billion, with equity at market of almost $23 billion and an investment grade credit rating.  Vornado trades on the New York Stock Exchange under the symbol VNO, is a member of the S&P 500 index and is the fourth largest publicly traded real estate investment trust (REIT) in the United States.  Vornado owns and manages over 100 million square feet of properties nationwide.

About Starwood Capital Group

Starwood Capital Group has been a leader in real estate investments since its inception in 1991.  Its investors are international and include some of the United States’ largest state and corporate pension funds, endowments and high-net worth families from around the world.  Currently, Starwood Capital manages a real estate portfolio valued at over $12 billion, through offices in Greenwich, Connecticut, Atlanta, San Francisco, Washington D.C., London, Tokyo and Mumbai.  In the past fifteen years, Starwood Capital has closed real estate transactions totaling in excess of $30 billion.  Starwood Capital has invested in nearly every class of real estate on a global basis, including office, retail, residential, senior housing, golf, hotels, resorts and industrial assets.  In addition to the recapitalization, reorganization and expansion of a troubled real estate investment trust to become what is today Starwood Hotels, Starwood Capital, in partnership with affiliates of Goldman Sachs, acquired National Golf Properties/American Golf Corporation in 2003, the largest owner/operators of golf courses and related facilities in the US.  Most recently, a Starwood Capital controlled affiliate closed the acquisition of Groupe Taittinger/Société du Louvre, Europe’s second largest hotel network, in a $3.2 billion transaction. Société du Louvre owns and operates a unique collection of 14 luxury hotels with over 3,000 rooms in France, Switzerland and Germany, and the second largest budget hotel chain in Europe.

About Walton Street Capital, LLC

Walton Street Capital, LLC is a private real estate investment company, which, has acquired over $9.0 billion of real estate on behalf of public and corporate pension funds, foreign institutions, insurance companies and banks, endowments and foundations, trusts and high net worth individuals.  Walton Street has invested in all sectors of real estate, including office, hotel, golf, retail, senior and student housing, multi-family and industrial properties through both individual, portfolio and company-level transactions in the U.S., Europe, Japan and Mexico.

Prior to forming Walton Street in 1995, the founding principals of Walton Street were part of the senior management of JMB Realty Corporation and its affiliates, which acquired in excess of $25 billion of real estate.

Additional Information About the Proposed Transaction and Where to Find It:

This material relates to a business combination transaction with EOP proposed by Dove Parent (an entity formed by Vornado, Starwood and Walton Street), which may become the subject of a registration statement filed with the SEC.  This material is not a substitute for the joint proxy statement/prospectus that Vornado, Dove Parent and EOP would file with the Securities and Exchange Commission (“SEC”) if any agreement is reached or any other documents which Vornado or Dove Parent may send to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Vornado, Investor Relations, 210 Route 4 East, Paramus, NJ  07652.

Participants in the Solicitation:

Vornado, Starwood, Walton Street, Dove Parent LLC and their trustees, directors, partners, managers, executive officers and other employees may be deemed to be participants in any solicitation of Vornado and EOP shareholders in connection with the proposed transaction.

Information about Vornado’s trustees and executive officers is available in Vornado’s proxy statement, dated May 1, 2006 for its 2006 annual meeting of stockholders.

Starwood Capital Group has been a leader in real estate investments since its inception in 1991.  Its investors are international and include some of the United States’ largest state and corporate pension funds, endowments and high-net worth families from around the world.  Currently, Starwood Capital manages a real estate portfolio valued at over $12 billion, through offices in Greenwich, Connecticut, Atlanta, San Francisco, Washington D.C., London, Tokyo and Mumbai.  In the past fifteen years, Starwood Capital has closed real estate transactions totaling in excess of $30 billion.  Starwood Capital has invested in nearly every class of real estate on a global basis, including office, retail, residential, senior housing, golf, hotels, resorts and industrial assets.  In addition to the recapitalization, reorganization and expansion of a troubled real estate investment trust to become what is today Starwood Hotels, Starwood Capital, in partnership with affiliates of Goldman Sachs, acquired National Golf Properties/American Golf Corporation in 2003, the largest owner/operators of golf courses and related facilities in the US.  Most recently, a Starwood Capital controlled affiliate closed the acquisition of Groupe Taittinger/Société du Louvre, Europe’s second largest hotel network, in a $3.2 billion transaction. Société du Louvre owns and operates a unique collection of 14 luxury hotels with over 3,000 rooms in France, Switzerland and Germany, and the second largest budget hotel chain in Europe.

Walton Street Capital, LLC is a private real estate investment company, which, has acquired over $9.0 billion of real estate on behalf of public and corporate pension funds, foreign institutions, insurance companies and banks, endowments and foundations, trusts and high net worth individuals.  Walton Street has invested in all sectors of real estate, including office, hotel, golf, retail, senior and student housing, multi-family and industrial properties through both individual, portfolio and company-level transactions in the U.S., Europe, Japan and Mexico.  Prior to forming Walton Street in 1995, the founding principals of Walton Street were part of the senior management of JMB Realty Corporation and its affiliates, which acquired in excess of $25 billion of real estate.

Dove Parent is a newly formed entity formed for the purpose of making the proposal to Equity Office Properties.

Contact:

Investors:	Vornado Realty Trust
Joseph Macnow, 201-587-1000

Media:	Kekst and Company
Roanne Kulakoff, 212-521-4837
Wendi Kopsick, 212-521-4867